Exhibit 3.1

On April 30, 2004, the Registrant’s Articles of Incorporation were amended as follows:

1. Paragraph A(18) of Article 2 was amended to read in its entirety as follows:

“(18) Employee-Eligible Transferee” shall mean (a) a trust for the benefit of individual beneficiaries or (b) any organization described in Section 501(c)(3) of the Code (a “Section 501(c)(3) Organization”).”

2. Paragraph C(2)(e) of Article 2 was amended by adding a new clause (v) to read in its entirety as follows:

“(v) Each share of Class B Common Stock that is Transferred to a Section 501(c)(3) Organization pursuant to clause (b) of Paragraph A(18) of this Article 2 prior to expiration of the applicable Public Sale Restriction Period shall, upon expiration of the applicable Public Sale Restriction Period, be and be deemed to be, without further deed or act on the part of any Holder, automatically converted into one share of Class A Common Stock, and stock certificates, if any, formerly representing such outstanding share of Class B Common Stock shall thereupon and thereafter be deemed to represent one share of Class A Common Stock; and each share of Class B Common Stock that is the subject of an attempted Transfer to a Section 501(c)(3) Organization pursuant to clause (b) of Paragraph A(18) of this Article 2 after expiration of the applicable Public Sale Restriction Period shall be and be deemed to be, without further deed or act on the part of any Holder, automatically converted into one share of Class A Common Stock immediately prior to the time that, absent the provisions of this Paragraph C(2)(e)(v), such Transfer would have become effective, and such share of Class A Common Stock shall be Transferred to the Section 501(c)(3) Organization immediately following the conversion, and stock certificates, if any, formerly representing such outstanding share of Class B Common Stock shall upon such conversion and thereafter be deemed to represent one share of Class A Common Stock.”